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                          November 20, 2023

       Oliver Schacht, Ph.D.
       Chief Executive Officer and Director
       OpGen, Inc.
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OpGen, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275516

       Dear Oliver Schacht:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Peter Jaslow, Esq.